SECURITIES AND EXCHANGE COMMISSION



                          Washington, D.C. 20549



                                FORM 6-K



                          REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15b-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934



                           For December 16, 2002



                     Distribution and Service D&S, Inc.
              --------------------------------------------------
               (Translation of registrant's name into English)



                 Avenida Presidente Eduardo Frei Montalva 8301
                                  Quilicura
                                  Santiago
                                    Chile
                   (Address of principal executive offices)



                         Form 20-F /X/   Form 40-F __


               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes __   No  /X/

Santiago, December 16, 2002.-


Mr. Alvaro Clarke de la Cerda
Superintendent
Superintendency of Securities and Insurance
Teatinos # 120, 6th Floor
SANTIAGO
--------

                                  [D&S Logo]

[Almac Logo] [Ekono Logo] [Lider Logo] [Lider Vecino Logo] [Lider Mercado Logo]

                  REF:  Securities Register No. 0593
                        Informs material Event
                        ----------------------------


Of our consideration:

Pursuant to article 9 and article 10 second paragraph of Law no. 18.045, and the General Regulation no. 30 issued by that Superintendency, we inform you of the following material event:

As of December 13th of the current year, D&S shares have been officially listed on the Latin American Stock Market of the Madrid Stock Exchange (Latibex), and the first transactions on that european stock market are expected to take place next Wednesday, December the 18th.


Yours sincerely,



                                           MIGUEL NUNEZ SFEIR
                                         Chief Financial Officer
                                     Distribucion y Servicio D&S S.A.


C.C.:    Santiago Stock Exchange
         Electronic Stock Exchange-Chile
         Valparaiso Stock Exchange
         Risk Rating Commission
         Madrid Stock Exchange-Latibex, Espana
         New York Stock Exchange-USA
         Securities and Exchange Commission SEC-USA

DISTRIBUCION Y SERVICIO D&S S.A.





                                 SIGNATURES







Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.






                                            DISTRIBUCION Y SERVICIO D&S S.A.



                                         By: /s/ Miguel Nunez
                                             ---------------------------------
                                             Chief Financial Officer










Dated:  December 16, 2002